Exhibit (a)(6)

THE SWISS HELVETIA FUND, INC.

1270 AVENUE OF THE AMERICAS, SUITE 400

NEW YORK, NEW YORK 10020

1-888-SWISS-00 (1-888-794-7700)

June 1, 2011

Dear Stockholder:

The Swiss Helvetia Fund, Inc. (the “Fund”) is offering to repurchase up to 1,530,131 of its issued and outstanding shares of common stock, par value $0.01 per share (the “Tender Shares”), for cash, at a price equal to 98% of the Fund’s net asset value (“NAV”) per share, as determined by the Fund on the next business day after the date the offer expires (the “Offer”). The number of Tender Shares covered by this Offer equals approximately 5% of the Fund’s total issued and outstanding shares of common stock as of May 24, 2011. The Fund is making this Offer in connection with its previously announced one-time tender offer program (the “Program”), which was approved by the Fund’s Board of Directors (the “Board”) as a result of a stockholder proposal approved at the Fund’s 2010 Annual Meeting of Stockholders, and as a part of an effort to provide limited liquidity for its stockholders at a price representing a smaller discount (2%) than the Fund’s recent market price discount to its NAV. Under the Program, the Fund’s Board approved up to two tender offers in 2011, each for up to 5% of the Fund’s shares at a price equal to 98% of the Fund’s NAV per share, if the Fund’s shares trade at an average discount to NAV of more than 10% during the applicable twelve-week measurement period. At the conclusion of the first twelve-week measurement period, which began on March 1, 2011, and concluded on May 24, 2011, the Fund’s shares traded at an average discount to NAV of 10.23%. As a result, the Fund is conducting this Offer in accordance with the Program. Although the Offer may reduce temporarily the Fund’s discount, the Board believes that any such effect of this Offer, or similar future repurchase offer, will be short-term in nature.

The Offer to Repurchase is explained in detail in the Offer to Repurchase and Letter of Transmittal. If you wish to tender your Fund shares, instructions on how to tender your shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer to Repurchase. Neither the Fund, its Board nor its investment adviser makes any recommendation to any stockholder on whether to tender any or all of their Fund shares.

Please note that the Offer to Repurchase is scheduled to expire at 5:00 p.m., Eastern Time, on June 30, 2011, unless extended by the Fund. Questions regarding the Offer to Repurchase should be directed to The Altman Group, Inc. at (800) 249-7120.

Sincerely,

/s/ Rudolf Millisits

Rudolf Millisits,
Chief Executive Officer